UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

oTotal accesses reached 93.9 million in the quarter (+1.4% q-o-q), of which 78.5 million in the mobile business and 15.4 million in the fixed-line business;

oConsistent leadership in higher revenue mobile segments, with acceleration in postpaid accesses growth (+27.6% y-o-y in 1Q14 over +26.0% y-o-y in 4Q13), with net additions reaching 1,219 thousand in the quarter;

o Increasing improvement in the customer mix with 31.7% of the accesses base in the postpaid segment, +1.1 p.p. over 4Q13. In the individual pure postpaid customer segment, 75.6% of the customers own smartphones or smartlites;

o Mobile ARPU recorded annual growth of 0.7% in 1Q14, despite MTR reductions, leveraged by the growth in Data ARPU, +17.5% in the same period;

o Fixed voice accesses recorded quarterly growth of 78 thousand accesses in 1Q14, leveraged by net additions with FWT technology, which reached 169 thousand in the period;

o FTTH accesses totaled 236 thousand in 1Q14, with acceleration of net additions, which reached 32 thousand accesses in the quarter. FTTH footprint reached 2.3 million homes passed in 1Q14;

o TV accesses grew 14.7% y-o-y, +83 thousand accesses totaling 645 thousand subscribers, influenced by DTH and IPTV additions;

o Fixed service revenue posted record annual evolution for the last 11 quarters with variation of -2.3% y-o-y. Excluding the regulatory effects, this figure came to -0.1% in 1Q14 over 1Q13;

o Mobile service revenue recorded variation of +3.3% y-o-y. Excluding the regulatory effects, this figure came to +6.5% in 1Q14 over 1Q13;

o Data and VAS revenue already account for 34.7% of the Mobile Service Revenue, leveraged by the growth of the mobile internet revenue, which increased by 34.9% y-o-y in 1Q14;

o First-quarter EBITDA totaled R$2.6 billion, with an EBITDA margin of 29.8% in the period;

o Interest on own capital and Dividends paid in 2014 already totaled R$1.8 billion.

Note: (1) y-o-y: annual variation and (2) q-o-q: quarterly variation.

HIGHLIGHTS

Consolidated in R$ million	1Q14	4Q13	∆%	1Q13	∆%

Net Operating Revenues	8,611.9	9,056.7	(4.9)	8,555.5	0.7

Net Operating Services Revenues	8,299.2	8,733.1	(5.0)	8,189.7	1.3

Net operating mobile revenues	5,446.1	5,762.7	(5.5)	5,270.5	3.3
Net operating fixed revenues	2,853.2	2,970.4	(3.9)	2,919.2	(2.3)

Net handset revenues	312.7	323.6	(3.4)	365.8	(14.5)

Recurrent Net Operating Revenues	8,611.9	8,890.9	(3.1)	8,555.5	0.7

Operating costs	(6,049.1)	(6,185.5)	(2.2)	(5,807.9)	4.2
Recurrent Operating costs	(6,049.1)	(6,112.6)	(1.0)	(5,718.1)	5.8

EBITDA	2,562.8	2,871.2	(10.7)	2,747.6	(6.7)
EBITDA Margin %	29.8%	31.7%	(1.9) p.p.	32.1%	(2.4) p.p.

Recurrent EBITDA	2,562.8	2,778.3	(7.8)	2,837.4	(9.7)
Recurrent EBITDA Margin %	29.8%	31.2%	(1.5) p.p.	33.2%	(3.4) p.p.

Net income	660.8	1,231.3	(46.3)	810.2	(18.4)

Capex	1,001.0	2,204.9	(54.6)	708.0	41.4

Total accesses (thousand)	93,856	92,547	1.4	90,855	3.3
Total mobile accesses	78,465	77,245	1.6	75,988	3.3
Total fixed accesses	15,391	15,302	0.6	14,868	3.5

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the first quarter of 2014, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down. Until the second quarter of 2013, the results of the following direct and indirect subsidiaries are consolidated in the Company’s statements: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações. As from the third quarter of 2013, after the corporate restructuring, Telefônica Data S.A. is the remaining subsidiary consolidated in the Company´s statements.

Mobile Business

OPERATING PERFORMANCE

Thousand	1Q14	4Q13	∆%	1Q13	∆%

Mobile total accesses	78,465	77,245	1.6	75,988	3.3
Postpaid	24,912	23,693	5.1	19,518	27.6
M2M	2,633	2,363	11.4	1,445	82.3
Prepaid	53,553	53,552	0.0	56,470	(5.2)
Market Share (*)	28.7%	28.5%	0.2 p.p.	28.8%	(0.1) p.p.
Postpaid	40.6%	39.8%	0.8 p.p.	37.1%	3.5 p.p.
ex. M2M	42.3%	41.6%	0.6 p.p.	39.7%	2.5 p.p.
Mobile broadband (modem only)	51.4%	50.8%	0.6 p.p.	47.4%	3.9 p.p.
Net additions	1,220	630	93.5	(150)	n.a.
Postpaid	1,219	1,555	(21.6)	716	70.4
Market Share of net additions (*)	49.1%	22.3%	26.9 p.p.	n.a.	n.a.
Postpaid	65.6%	60.0%	5.6 p.p.	41.2%	24.4 p.p.
Market penetration	137.4%	136.4%	0.9 p.p.	133.6%	3.8 p.p.
Monthly churn	3.4%	4.1%	(0.6) p.p.	3.5%	(0.0) p.p.
Postpaid ex. M2M	1.5%	1.5%	0.1 p.p.	1.9%	(0.4) p.p.
Prepaid	4.3%	5.2%	(0.9) p.p.	4.0%	0.3 p.p.
ARPU (R$/month)	23.3	24.8	(6.2)	23.1	0.7
Voice	15.2	16.8	(9.4)	16.3	(6.4)
Data	8.1	8.0	0.6	6.9	17.5
Postpaid ex. M2M ARPU	50.3	53.1	(5.2)	56.1	(10.3)
Prepaid ARPU	12.3	13.1	(5.7)	12.5	(1.6)
MOU	135.0	134.9	0.1	120.0	12.6

(*) Source: Anatel.

oTotal accesses registered increase of 3.3% over the first quarter of 2013, totaling 78,465 thousand accesses. Worthy of mention is the postpaid segment, which grew by 27.6% y-o-y with 24,912 thousand accesses, increasing the postpaid customer mix to 31.7%, an increase of 6.1 p.p. in the annual comparison.

o Total market share came to 28.7% in 1Q14 (+0.2 p.p. q-o-q). In the postpaid segment Telefonica Brasil achieved 65.6% of the net additions of the quarter, recording a market share of 40.6% (+0.8 p.p. q-o-q), reflecting the quality differential presented by the Company. Vivo leads in number of terminals with LTE technology, with 41.3% of market share, and the customer base with 4G plans reaches 1.4 million in 1Q14.

o In the data cards segment, Telefônica increased its market share to 51.4%, +0.6 p.p. over the previous quarter, recording 3.9 p.p annual growth. Such growth is mainly leveraged by the differentiated 3G and HSPA+ coverage nationwide.

o In the machine-to-machine (M2M) market the accesses base continued to grow, reaching 2.6 million customers in March, an increase of 11.4% over the previous quarter.

o In 1Q14, mobile net additions recorded 1,220 thousand accesses, with postpaid net additions recording 1,219 thousand accesses, a growth of 70.4% over the same period of last year.

o ARPU reached R$23.3, growing 0.7% over 1Q13, even despite the MTR reductions in the period, mainly due to the increase in data revenues resulting from the volume of sales of modems and data plans tied to smartphones. Excluding the regulatory impact, ARPU would have recorded annual growth of 3.8% in the period.

o Despite the current restrictive disconnection policy, the prepaid customer base remained stable over the previous quarter, a positive effect of the segment's new offer and campaign, launched in January 2014. The increase in the migration of most active prepaid customers to postpaid plans and the reduction in the economic growth were reflected in the annual evolution of prepaid recharge volume.

                                  Results 1Q14

          Telefônica Brasil S.A.

NET OPERATING REVENUES

Consolidated in R$ million	1Q14	4Q13	∆%	1Q13	∆%

Net operating mobile revenues	5,758.7	6,086.3	(5.4)	5,636.3	2.2

Net service mobile revenues	5,446.1	5,762.7	(5.5)	5,270.5	3.3
Access and Usage	2,833.7	2,891.4	(2.0)	2,784.4	1.8
Network usage	672.1	797.5	(15.7)	905.4	(25.8)
Data plus VAS	1,888.2	1,864.3	1.3	1,566.3	20.6
Messaging P2P	427.7	467.8	(8.6)	511.3	(16.4)
Internet	1,096.2	1,056.4	3.8	812.9	34.9
VAS	364.4	340.1	7.1	242.2	50.4
Other services	52.1	209.6	(75.2)	14.3	264.1
Net handset revenues	312.7	323.6	(3.4)	365.8	(14.5)

Note: In order to better reflect the performance of the integrated Company, the revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenues per call origination.

Net mobile revenues recorded growth of 2.2% in the annual comparison, leveraged by increased data and VAS (Value Added Services) revenues. Over the same period of last year, Mobile service revenue increased by 3.3% in 1Q14. By excluding the regulatory impact of the MTR drops, the mobile net service revenue in 1Q14 would have increased by 6.5% y-o-y.

Access and usage revenue increased by 1.8% compared to 1Q13. This performance reflects the postpaid customer base increase in the "Vivo Ilimitado" plans, despite the reduction in prepaid recharges evolution.

Network usage revenue fell by 25.8% over 1Q13, chiefly due to the MTR reductions in April 2013 (-11.8%) and February 2014 (-25.0%). By normalizing this effect, this reduction came to 7.5%.

Data and VAS revenue continued to record a good performance in 1Q14, with growth of 20.6% y-o-y, basically due to the increase in sales of modems and data packages, in addition to the higher penetration of smartphones within our customer base. In 1Q14, Data and VAS revenue accounted for 34.7% of the net mobile service revenue, an annual increase of 5.0 p.p.. Considering outgoing revenue only, Data and VAS accounted for 39.6% in 1Q14.

SMS revenue decreased by 16.4% y-o-y, reflecting the maturity of the service and increased adhesion to SMS, voice and data integrated offers, which add more value to customers.

Mobile internet revenue maintained high level growth, increasing 34.9% in the annual comparison, accounting for 58.1% of data revenue in 1Q14. This performance is directly influenced by the strong growth of postpaid data accesses, especially 3G Plus and 4G plans. In the individual pure postpaid customer segment, 75.6% of the customers own smartphones or smartlites.

VAS revenues climbed by 7.1% q-o-q in the quarter and 50.4% y-o-y, influenced by the “Vivo som de chamada”, “Vivo torpedo recado” and “Vivo Segurança Online” services, as well as the Education Platform services, which support the high growth pace. In this regard, the Company has constant focus on launching innovative services always in tune with consumer trends.

Other services revenue reached R$52.1 million, 2.6 times higher than in 1Q13, chiefly due to the sale of financial products unrelated to the telecom segment, particularly insurance.

Mobile handset revenue declined 3.4% over 4Q13, reflecting the rationality of the subsidy policy applied to users with 4G data plans only.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	1Q14	4Q13	∆%	1Q13	∆%

Fixed voice accesses	10,828	10,750	0.7	10,553	2.6
Residential	7,198	7,128	1.0	7,009	2.7
Corporate	3,041	3,029	0.4	2,945	3.2
Others	589	593	(0.7)	599	(1.6)
Fixed broadband	3,918	3,922	(0.1)	3,753	4.4
Pay TV	645	630	2.3	562	14.7
Total fixed accesses	15,391	15,302	0.6	14,868	3.5

% Broadband accesses over fixed voice accesses	36.2%	36.5%	(0.3) p.p.	35.6%	0.6 p.p.

(*) Excludes subscribers of the over-the-top service Vivo Play.

o Fixed-line total accesses grew 3.5% over the previous year, totaling 15,391 thousand accesses in 1Q14, influenced by a better performance in all fixed services.

oFixed voice accesses increased by 0.7% q-o-q in 1Q14, totaling 10,828 thousand, boosting annual growth (+2.6% y-o-y in 1Q14 vs. +1.0% y-o-y in 4Q13). Corporate accesses remained with good performance and recorded growth of 3.2% y-o-y. The performance in the residential segment is due to the increase of fixed wireless solutions sales with expansion to new cities outside the state of São Paulo, leveraged by product quality and the strengthening of the sales channel. At the end of 1Q14, the FWT customer base reached 653 thousand accesses, an increase of 34.9% q-o-q.

oFixed broadband accesses recorded 3,918 thousand customers in 1Q14, a growth of 4.4% over 1Q13, with 100% of additions above 4 Mbps. After the strong concentration of sales in 2H13, the quarterly performance reflects the seasonality of the period and the higher focus on maintenance and quality assurance in 1Q14. The FTTH footprint exceeded 2.3 million HPs in March 2014 (1.5 million of addressable homes*) and the fiber access base already recorded 236 thousand accesses, an evolution of 15.6% compared to 4Q13.

oPay TV accesses climbed by 14.7% y-o-y, to 645 thousand subscribers, with additions mainly of DTH and IPTV. The weaker quarterly growth reflects the seasonal downturn of this market at the beginning of the year.

* Excludes inoperable areas, vacant buildings and homes that do not fit the targeted public of this technology.

S.

NET OPERATING REVENUES

Consolidated in R$ million	1Q14	4Q13	∆%	1Q13	∆%

Net operating fixed revenue	2,853.2	2,970.4	(3.9)	2,919.2	(2.3)

Voice and accesses	1,448.2	1,511.1	(4.2)	1,562.4	(7.3)
Interconnection	113.8	121.2	(6.0)	107.8	5.6
Data transmission	904.6	942.0	(4.0)	893.6	1.2
Pay TV*	138.2	132.5	4.3	121.2	14.0
Other services	248.2	263.7	(5.8)	234.2	6.0

% Data / Net Operating Revenue	31.7%	31.7%	(0.0) p.p.	30.6%	1.1 p.p.

Note: In order to better reflect the consolidated performance, revenues are presented after intercompany. In addition, Fixed Net Revenue considers the allocation of long-distance revenue by call origination and the allocation of revenue from the FWT solution (“Vivo Fixo”).

Net revenue from the fixed line business reduced by 2.3% y-o-y, mainly due to fixed to mobile tariff (VC) reductions in April 2013 and February 2014. Despite this reduction, this figure is still the best y-o-y evolution in almost two years. Excluding the regulatory effect, net fixed service revenue would virtually remain stable, down by 0.1% in the period.

Voice and accesses revenue decreased by 7.3% over 1Q13, justified by the fixed to mobile substitution, in addition to regulatory impacts. Excluding the VC reduction, the variation would be of -3.2% y-o-y.

Network usage revenue rose by 5.6% over 1Q13 and fell by 6.0% over 4Q13, due to the lower incoming fixed traffic, the period’s seasonality and the fixed to mobile substitution.

Data revenue grew 1.2% over the same period in the previous year, influenced by the fiercer competition in the broadband segment. To address this issue, the Company has been focusing on the migration of clients to higher speeds and more advanced technologies, expanding the fiber client base, which has higher ARPU and already totals 236 thousand accesses.

Pay TV grew 14.0% in 1Q14 over 1Q13, thanks to the growth in the base which began in the second half of 2013, mostly in DTH and IPTV, showing the new level of revenues after the end of the promotional period.

Other services revenue grew by 6.0% y-o-y, reflecting the increased sales of hardware to corporate clients.

Consolidated Operating Costs

Consolidated in R$ million	1Q14	4Q13	∆%	1Q13	∆%

Operating costs	(6,049.1)	(6,185.5)	(2.2)	(5,807.9)	4.2

Personnel	(609.3)	(652.3)	(6.6)	(693.5)	(12.1)
Costs of services rendered	(2,664.9)	(2,572.4)	3.6	(2,649.0)	0.6
Interconnection	(864.8)	(932.6)	(7.3)	(950.7)	(9.0)
Taxes and contributions	(436.2)	(421.2)	3.6	(439.2)	(0.7)
Third-party services	(983.0)	(856.6)	14.8	(885.7)	11.0
Others	(380.9)	(362.0)	5.2	(373.4)	2.0
Cost of goods sold	(511.8)	(527.2)	(2.9)	(559.7)	(8.6)
Selling expenses	(1,905.2)	(2,059.3)	(7.5)	(1,615.5)	17.9
Provision for bad debt	(207.9)	(172.0)	20.9	(203.1)	2.4
Third-party services	(1,620.3)	(1,816.7)	(10.8)	(1,339.3)	21.0
Others	(77.0)	(70.6)	9.1	(73.1)	5.3
General and administrative expenses	(259.6)	(215.3)	20.6	(279.9)	(7.3)
Third-party services	(173.2)	(185.7)	(6.7)	(209.2)	(17.2)
Others	(86.4)	(29.6)	191.9	(70.7)	22.2
Other net operating revenue (expenses)	(98.3)	(159.0)	(38.2)	(10.3)	854.4

Operating costs totaled R$6,049.1 million in 1Q14, 2.2% down on 4Q13 and 4.2% up on 1Q13, excluding depreciation and amortization expenses. Excluding the non-recurring effects, the increase in costs was below period inflation, with a y-o-y variation of 5.8%. Such variation was mainly driven by the efforts to improve the fixed line business performance and increase the mobile base focusing on adding value, offset by the strong control of personnel and G&A costs.

Personnel costs reduced by 6.6% q-o-q and 12.1% y-o-y, despite the 6.5% pay rise due to the collective bargaining agreement in January 2014. These variations are explained by the dismissal program occurred in 1Q13 and 4Q13, which increased the comparison base and is already generating efficiency gains from the leaner workforce.

The cost of services rendered grew by 0.6% in 1Q14 over 1Q13, partially offset by the MTR reductions in April 2013 and February 2014. Excluding this effect, the increase came to 6.5%, chiefly due to efforts towards capacity expansion, quality assurance of the mobile network and increased expenses with purchase of TV and mobile contents, in addition to the higher costs with partnerships and data providers, due to the VAS revenue growth.

Cost of goods sold fell 8.6% in 1Q14 over 1Q13, mainly due to the more restrictive subsidy policy, focused on handsets with 4G plans, which helped to reduce handset sales.

Selling expenses rose by 17.9% y-o-y, basically influenced by the commercial efforts made towards the fixed-line business, focusing on growth, and the increase in the postpaid mobile customer base, supported by a commercial policy focused on value generation. In the q-o-q comparison, there was a reduction of 7.5%. The annual increase in third-party services was caused by higher commissioning costs, associated with the stronger adoption of data packages and prepaid upselling for control plans, in addition to marketing and advertising expenses related to the launch of the new Vivo Tudo prepaid offer.

Provisions for bad debt closed at R$207.9 million in 1Q14, with default levels at 1.6% of total gross revenue, controlled through strict collection actions and credit granting mechanisms.

First-quarter general and administrative expenses decreased by 7.3% over the previous year, as a result of the stricter control implemented by the Company and gains with the renegotiation of contracts with suppliers.

Other net operating revenues (expenses) totaled an expense of R$98.3 million in 1Q14, 38.2% down compared to 4Q13, justified by the reduced provisions for contingencies in the period.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) stood at R$2,562.8 million in 1Q14, 9.7% lower than on 1Q13 recurring EBITDA, due to the efforts to improve the performance of the fixed line business and increases in the mobile base, intensified as of 2Q13. The EBITDA margin came to 29.8%, 3.4 p.p. less than the 33.2% adjusted margin in 1Q13.

Depreciation and Amortization

Consolidated in R$ million	1Q14	4Q13	∆%	1Q13	∆%

EBITDA	2,562.8	2,871.2	(10.7)	2,747.6	(6.7)

Depreciation and Amortization	(1,443.5)	(1,429.2)	1.0	(1,397.3)	3.3
Depreciation	(979.3)	(942.2)	3.9	(960.0)	2.0
Amortization of intangibles (*)	(199.2)	(199.2)	0.0	(199.2)	0.0
Other amortizations	(265.0)	(287.8)	(7.9)	(238.1)	11.3

EBIT	1,119.3	1,442.0	(22.4)	1,350.3	(17.1)

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

The depreciation and amortization line moved up by 3.3% in 1Q14 over 1Q13 and 1.0% over 4Q13, particularly due to the amortization of the L Band license, accounted as from September 2013, and to a higher level of recent investments already operating in network infrastructure, focused on capacity and quality.

Financial Result

Consolidated in R$ million	1Q14	4Q13	∆%	1Q13	∆%

Net Financial Income	(88.3)	(83.7)	5.5	(16.7)	428.7

Financial Revenues	538.0	397.2	35.4	365.2	47.3
Income from Financial Transactions	193.3	229.2	(15.7)	202.4	(4.5)
Monetary and exchange variations	304.4	114.9	164.9	123.1	147.3
Other financial revenues	40.3	54.6	(26.2)	39.7	1.5
(-) Pis and Cofins taxes	0.0	(1.5)	n.a.	0.0	n.a.
Financial Expenses	(626.3)	(480.9)	30.2	(381.9)	64.0
Financial Expenses	(271.4)	(295.1)	(8.0)	(212.9)	27.5
Monetary and exchange variations	(354.9)	(185.8)	91.0	(169.0)	110.0

Net financial expenses increased by R$71.6 million in 1Q14 over the same period of last year, mostly due to the Company’s higher net debt.

Net Income

Net income amounted to R$660.8 million in 1Q14, 18.4% lower than the first quarter of 2013, mainly due to the reduction in EBITDA and higher financial expenses presented in the period.

Capex

Consolidated in R$ million	1Q14	4Q13	1Q13

Network	880.4	1,850.6	615.8
Technology / Information System	59.0	271.2	56.2
Products and Services, Channels, Administrative and others	61.6	83.1	36.0
Total	1,001.0	2,204.9	708.0

Capex / Net operating revenue	11.6%	24.3%	8.3%

Capex in 1Q14 came to R$1,001.0 million, 41.4% higher than in 1Q13, demonstrating the higher investments planned for 2014, focused on the expansion of the FTTH footprint, investments in 3G and 4G coverage, and mobile capacity to maintain the Company’s superior quality standards.

Cash Flow

Consolidated in R$ million	1Q14	4Q13	∆ R$	1Q13	∆ R$

Cash generation provided by operating activities	1,271.0	2,554.9	(1,283.9)	2,261.4	(990.4)
Cash applied by investing activities	(1,502.0)	(721.2)	(780.8)	(836.7)	(665.3)
Cash flow after investing activities	(231.0)	1,833.7	(2,064.7)	1,424.7	(1,655.7)
Cash applied by financing activities	(1,768.4)	(3,920.0)	2,151.6	(1,807.2)	38.8
Cash flow after financing activities	(1,999.4)	(2,086.3)	86.9	(382.5)	(1,616.9)
Cash and Equivalents at the beginning	6,543.9	8,630.2	(2,086.3)	7,133.5	(589.6)
Cash and Equivalents at the end	4,544.5	6,543.9	(1,999.4)	6,751.0	(2,206.5)

Operating cash flow came to R$1,271.0 million in 1Q14, a reduction of R$990.4 million over 1Q13, reflection of higher FISTEL outflows in the 1Q14 since part of this payment last year was made in the subsequent quarter. Adjusting for this, Operating Cash Flow would have decreased just 8%, slightly above the recurrent EBITDA variation in the period, thanks to solid working capital management. Cash applied in investment activities increased by R$665.3 million in the period, due to the higher volume of additions to fixed assets and the lower volume of resources from the sale of fixed assets. As a result, cash flow after investment activities was a negative by R$231.0 million in 1Q14, a reduction of R$1,655.7 million over 1Q13. Cash applied in financing activities remained virtually stable y-o-y.

In the comparison with 4Q13, operating cash generation decreased by R$1,283.9 million, due to the payments to regulatory agencies, in March 2014, while cash used in investment activities increased by R$780.8 million, in view of higher volume of additions to fixed assets. Therefore, cash flow after investment activities decreased by R$2,064.7 million. Cash applied in financing activities recorded reduction of R$2,151.6 million, due to reduced dividend and interest on own capital payments, and the lower volume of loan settlement in the period, resulting in an upturn of R$86.9 million in cash flow after financing activities.

Indebtedness

LOANS AND FINANCING (R$ million)

March 2014

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2016	775.3	1,472.7	2,248.0
BNDES	R$	2.5% to 8.7%	Until 2020	33.8	201.7	235.5
BNB	R$	10.0%	Until 2016	96.6	102.7	199.2
Debentures	R$	106.0% to 106.8% of CDI	Until 2014	127.4	640.0	767.4
Debentures	R$	IPCA+0.5% to IPCA + 7%	Until 2021	98.5	78.6	177.1
Debentures	R$	100% of CDI + 0.75 spread	Until 2017	12.9	2,000.0	2,012.9
Debentures	R$	100% of CDI + 0.68 spread	Until 2018	56.9	1,300.0	1,356.9
Financial Leases	R$	-	Until 2033	25.6	191.5	217.2
Foreign currency
BEI	US$	4.18% and 4.47%	Until 2015	853.4	0.0	853.4
BNDES	UMBND	ECM + 2.38%	Until 2019	60.6	434.2	494.8
Other	US$	-	Until 2015	0.3	0.0	0.3

Total				2,141.3	6,421.3	8,562.6

L.T. OBLIGATIONS		NET FINANCIAL DEBT
(R$ million)
March 2014		Consolidated in R$ million	03/31/14	12/31/13	03/29/13
Year	Amount
2015	1,118.7	Short-term Debt	2,141.3	1,523.7	1,926.1
2016	538.5	Long-term Debt	6,421.3	7,229.8	5,770.4
2017	2,494.6	Total Debt	8,562.6	8,753.6	7,696.4
2018	1,807.3	Cash and cash equivalents	(4,600.4)	(6,604.1)	(6,811.2)
2019	304.7	Net derivatives position	(295.1)	(349.9)	(230.0)
after 2019	157.6	Net debt	3,667.1	1,799.6	655.2
Total	6,421.3	Net debt/EBITDA	0.35	0.17	0.06

The Company closed 1Q14 with gross debt of R$8,562.6 million, of which 15.7% denominated in foreign currency. The 2.2% reduction over the previous quarter was mainly driven by the amortizations of principal in loans hired with BNDES and BNB.

Net debt totaled R$3,667.1 million at the close of 1Q14, accounting for 0.35 of the EBITDA in the last 12 months. In comparison with 4Q13, net debt climbed 103.8%, basically influenced by the payments of dividends and interest on own capital in 1Q14. Foreign exchange exposure of debt is 100% covered by hedge transactions.

Capital Market

Telefonica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 1Q14 at R$41.50 and R$48.03, appreciating respectively by 3.8% and 7.1% over the previous quarter, versus a depreciation of 2.1% in the Bovespa Index (Ibovespa). The Company's ADRs closed the year at US$21.24, increasing 10.5% in the period, versus a reduction in the Dow Jones' index of 0.3%.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$711.7 thousand and R$56,259.3 thousand, respectively. The daily traded volume of ADRs averaged US$43,708.0 thousand in the same period.

The table below shows the Company’s stock performance for quarter:

Dividends

The General Shareholders Meeting, held on April 23, 2014 approved dividends in the amount of R$0.110683 per common share (ON) and R$0.121751 per preferred share (PN), totaling R$132.5 million. The payment will begin on May 27, 2014 to holders of common and preferred shares of record by the end of April 23, 2014.

The dividends related to fiscal year 2013 paid in 2014 totaled R$1,803.0 billion, amounting to R$1.656252 per common share (ON) and R$1.505684 per preferred share (PN).

The dividends and interest on own capital declared based on net income for fiscal year 2013 totaled R$3,659.5 billion, a total of R$3.056078 per common share and R$3.361685 per preferred share, for a total payout of 98.5% for 2013.

2013	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2013)	4/23/2014	4/23/2014	132.5	132.5	ON	0.110683	0.110683	5/27/2014
					PN	0.121751	0.121751
Dividends (based on 2013)	2/25/2014	3/10/2014	1,043.0	1,043.0	ON	0.871008	0.871008	3/27/2014
					PN	0.958109	0.958109
IOC (based on 2013)	12/18/2013	12/30/2013	760.0	646.0	ON	0.634675	0.539474	3/14/2014
					PN	0.698143	0.593421
IOC (based on 2013)	10/18/2013	10/31/2013	538.0	457.3	ON	0.449283	0.381891	11/26/2013
					PN	0.494212	0.420080
Dividends (based on 2013)	10/18/2013	10/31/2013	746.0	746.0	ON	0.622984	0.622984	11/26/2013
					PN	0.685282	0.685282
IOC (based on 2013)	9/19/2013	9/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780
IOC (based on 2013)	8/19/2013	8/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780

CAPITAL STRUCTURE COMPOSITION

March 31, 2014	Common	Preferred	Total
Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930
Book Value per share:	R$ 37.84
Subscribed/Paid-in Capital:	R$ 37,798,110	Thousands

INCOME STATEMENT

Consolidated in R$ million	1Q14	4Q13	∆%	1Q13	∆%

Gross operating revenues	12,988.5	13,357.9	(2.8)	12,824.8	1.3

Net Operating Revenues	8,611.9	9,056.7	(4.9)	8,555.5	0.7

Mobile	5,758.7	6,086.3	(5.4)	5,636.3	2.2
Fixed	2,853.2	2,970.4	(3.9)	2,919.2	(2.3)

Operating costs	(6,049.1)	(6,185.5)	(2.2)	(5,807.9)	4.2

Personnel	(609.3)	(652.3)	(6.6)	(693.5)	(12.1)
Costs of services rendered	(2,664.9)	(2,572.4)	3.6	(2,649.0)	0.6
Interconnection	(864.8)	(932.6)	(7.3)	(950.7)	(9.0)
Taxes and contributions	(436.2)	(421.2)	3.6	(439.2)	(0.7)
Third-party services	(983.0)	(856.6)	14.8	(885.7)	11.0
Others	(380.9)	(362.0)	5.2	(373.4)	2.0
Cost of goods sold	(511.8)	(527.2)	(2.9)	(559.7)	(8.6)
Selling expenses	(1,905.2)	(2,059.3)	(7.5)	(1,615.5)	17.9
Provision for bad debt	(207.9)	(172.0)	20.9	(203.1)	2.4
Third-party services	(1,620.3)	(1,816.7)	(10.8)	(1,339.3)	21.0
Others	(77.0)	(70.6)	9.1	(73.1)	5.3
General and administrative expenses	(259.6)	(215.3)	20.6	(279.9)	(7.3)
Third-party services	(173.2)	(185.7)	(6.7)	(209.2)	(17.2)
Others	(86.4)	(29.6)	191.9	(70.7)	22.2
Other net operating revenue (expenses)	(98.3)	(159.0)	(38.2)	(10.3)	854.4

EBITDA	2,562.8	2,871.2	(10.7)	2,747.6	(6.7)
EBITDA Margin %	29.8%	31.7%	(1.9) p.p.	32.1%	(2.4) p.p.

Depreciation and Amortization	(1,443.5)	(1,429.2)	1.0	(1,397.3)	3.3
Depreciation	(979.3)	(942.2)	3.9	(960.0)	2.0
Goodwill amortization	(199.2)	(199.2)	0.0	(199.2)	0.0
Others amortizations	(265.0)	(287.8)	(7.9)	(238.1)	11.3

EBIT	1,119.3	1,442.0	(22.4)	1,350.3	(17.1)

Net Financial Income	(88.3)	(83.7)	5.5	(16.7)	428.7
Financial Revenues	538.0	397.2	35.4	365.2	47.3
Income from Financial Transactions	193.3	229.2	(15.7)	202.4	(4.5)
Monetary and exchange variations	304.4	114.9	164.9	123.1	147.3
Other financial revenues	40.3	54.6	(26.2)	39.7	1.5
(-) Pis and Cofins taxes	0.0	(1.5)	n.a.	0.0	n.a.
Financial Expenses	(626.3)	(480.9)	30.2	(381.9)	64.0
Financial Expenses	(271.4)	(295.1)	(8.0)	(212.9)	27.5
Monetary and exchange variations	(354.9)	(185.8)	91.0	(169.0)	110.0

Gain (loss) on investments	1.0	(50.3)	n.a.	(0.4)	n.a.

Taxes	(371.2)	(76.7)	384.0	(523.0)	(29.0)

Net income	660.8	1,231.3	(46.3)	810.2	(18.4)

BALANCE SHEET

Consolidated in R$ million	03/31/14	12/31/13	∆%

ASSETS	67,950.8	69,541.1	(2.3)

Current assets	14,813.9	15,936.7	(7.0)
Cash and cash equivalents	4,544.5	6,543.9	(30.6)
Accounts receivable from customers	7,160.8	6,978.8	2.6
Provision for doubtful accounts	(1,246.2)	(1,176.0)	6.0
Inventories	564.2	505.6	11.6
Recoverable taxes	1,996.6	2,192.0	(8.9)
Escrow deposits and frozen assets	219.8	204.2	7.6
Derivatives transactions	265.6	89.5	196.8
Dividends and interest on shareholders equity	0.0	1.2	n.a.
Prepaid expenses	1,020.6	257.3	296.7
Credit from associated companies	34.3	35.0	(2.0)
Other assets	253.7	305.2	(16.9)

Non-Current Assets	53,136.9	53,604.4	(0.9)
Accounts receivable from customers	366.2	352.7	3.8
Provision for doubtful accounts	(100.0)	(95.6)	4.6
Financial Investments	108.3	106.5	1.7
Recoverable taxes	422.2	368.4	14.6
Deffered taxes	198.2	210.3	(5.8)
Escrow deposits and frozen assets	4,292.1	4,148.3	3.5
Derivatives transactions	110.4	329.6	(66.5)
Credit from associated companies	80.4	62.7	28.2
Other assets	90.9	90.5	0.4
Investments	83.3	86.3	(3.5)
Property, plant and equipment, net	18,274.3	18,441.6	(0.9)
Intangible assets, net	29,210.6	29,503.1	(1.0)

LIABILITIES	67,950.8	69,541.1	(2.3)

Current liabilities	13,063.2	13,768.3	(5.1)
Payroll and related charges	343.5	431.4	(20.4)
Suppliers and accounts payable	6,249.5	6,914.0	(9.6)
Taxes	1,320.9	1,315.2	0.4
Loans and financing	1,845.6	1,236.8	49.2
Debentures	295.7	286.9	3.1
Dividends and interest on shareholders equity	609.6	1,187.5	(48.7)
Provisions	608.3	561.4	8.4
Derivatives transactions	48.6	44.5	9.2
Payables to associated companies	96.8	95.0	1.9
Deferred revenues	848.4	817.5	3.8
Authorization licenses	103.7	95.8	8.2
Other liabilities	692.6	782.3	(11.5)

Non-Current Liabilities	12,377.7	12,878.4	(3.9)
Payroll and related charges	14.6	18.7	(21.9)
Taxes	124.0	75.0	65.3
Deferred taxes	785.4	722.6	8.7
Loans and financing	2,404.7	3,215.2	(25.2)
Debentures	4,016.7	4,014.7	0.0
Provisions	4,242.2	4,062.4	4.4
Derivatives operations	32.3	24.8	30.2
Payables to associated companies	10.5	10.2	2.9
Deferred revenues	254.8	253.7	0.4
Obligations with post-employment benefit plans	379.0	370.3	2.3
Other liabilities	113.5	110.8	2.4

Shareholders' equity	42,509.9	42,894.4	(0.9)
Capital Stock	37,798.1	37,798.1	0.0
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	0.0
Capital Reserve	2,686.9	2,686.9	0.0
Profit Reserve	1,287.5	1,287.5	0.0
Additional proposed dividends	132.5	1,175.5	(88.7)
Other comprehensive income	14.5	16.8	(13.7)
Accumulated profits	660.8	0.0	n.a.

Conference Call

In English

Date: May 08th, 2014 (Thursday)

Time: 11:00 am (Brasília) and 10:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=2216

A replay of the conference call can be accessed, one hour after the event, until May 20th, 2014, by dialing +1 (412) 317-0088 - Code: 10043643#

Telefônica Brasil – Investor Relations

Paulo Cesar Teixeira Alberto Horcajo Aguirre Luis Carlos Plaster Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available from the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “estimate”, “expect”, “foresee”, “intend”, “plan”, “project”, “target” and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company’s future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 8, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director